SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S/A - ELETROBRAS

CORPORATE ENTITIES REG. No. (CNPJ): 00.001.180/0001-26

PUBLICLY-HELD COMPANY

COMPANY REGISTER ID (NIRE) 53300000859

MINUTES OF THE ONE HUNDRED-AND-SEVENTY-FIFTH EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 14th, 2019

1.  DATE, TIME AND VENUE: Held on November 14th, 2019, at 11 AM, at the Company head office, located at Setor Comercial Norte – SCN, Quadra 06, Conjunto A, Bloco A, 6º andar, parte – Ed. Venâncio 3000, Asa Norte, city of Brasília/DF, 70716-900.

2. CALL: The call notice was published pursuant to article 124 of Law 6,404/1976 from December 15th, 1976 (“Corporations Act”), on the Federal Government’s Official Gazette and on newspapers O Globo, Correio Braziliense and Valor Econômico, on 10.15.2019, 10.16.2019 and 10.17.2019.

3. PUBLICATIONS AND DISCLOSURES: In addition to the provisions contained in item 2 above, the call notice and the Management Proposal were also published and disclosed online at the Company’s website (www.eletrobras.com/ri/assembleiasacionistas) and at that of the Brazilian Securities Exchange Commission - CVM (www.cvm.gov.br).

4. ATTENDEES: Shareholders representing 810,829,438 total shares, which account for 59.94% (fifty-nine point ninety-four percent) of the Company’s voting capital stock attended the meeting, such amount considering those physically present or those who were represented, under the terms of the applicable laws, in accordance with the signatures written on sheet 86 of the Shareholders’ Attendance Book No. 04, including that of the Federal Government’s representative, Dr. LUIZ FREDERICO DE BESSA FLEURY, appointed by Ordinance PGFN (Attorney General of the National Treasury) No. 128 from 02.07.2019, published on the Federal Government’s Official Gazette from 02.11.2019, and those who remotely submitted a valid Voting Ballot. Said quorum to open the meeting fulfills the minimum of 1/4 (one fourth) of the capital stock with voting right, as provided for in article 125 of Law 6,404/1976, to deliberate on the itens on the agenda. Also in attendance, for clarification and support to the board, the lawyer of the Legal Superintendence, Cristiane Vieira de Paiva, the Investor Relations Superintendent, Paula Prado Rodrigues Couto, the Market Relations Manager, Francisco de Assis Duarte de Lima, and Eletrobras' Fiscal Council members Eduardo Coutinho Guerra and Thaís Márcia Fernandes Matano Lacerda.

5. BOARD: LUCIA MARIA MARTINS CASASANTA, Chief of Governance, Risks and Compliance, under the terms of Article 17, Paragraph 8, of the Articles of Incorporation, chaired the meeting in lieu of the President of Eletrobras, WILSON FERREIRA JR., according to Resolution No. 745 of the Executive Board from 11.04.2019, and CLAUDIA LEITE TEIXEIRA CASIUCH was secretary at the meeting.

6. AGENDA: To resolve on the management proposal to increase the Company’s capital stock, by private subscription, up to an amount of BRL 9,987,786,560.33 (nine billion, nine hundred and eighty-seven million, seven hundred and eighty-six thousand, five hundred and sixty Brazilian Reais and thirty-three cents), by issuing new common shares at the unit price of BRL 35.72 (thirty-five Brazilian Reais and seventy-two cents) for the new common shares, and new class “B” preferred shares, at the unit price of BRL 37.50 (thirty-seven Brazilian Reais and fifty cents) for the new class “B” preferred shares, all new book-entry shares with no par value, pursuant to Articles 170 and 171 of Law No. 6,404/76 – the Corporations Act, considering that the minimum amount of BRL 4,054,016,419.37 (four billion, fifty-four million, sixteen thousand, four hundred and nineteen Brazilian Reais and thirty-seven cents) will be subscribed and fully paid in by the controlling shareholder, the Federal Government, through the capitalization of credits held against the Company arising from Advances for Future Capital Increase.

7. DELIBERATIONS: Upon opening of the Meeting, as with the reading of the documents and proposals being dispensed with, the attending shareholders approved that the minutes be drawn up pursuant to the summary of the facts, including dissents and protests, stating the transcription only of the deliberations made, as established in Paragraph 1 of Article 130 of Law 6,404/1976 – the Corporations Act. After examination and discussion of the business in the agenda, as provided for on the call notice, the shareholders deliberated on the following, under the terms of the voting map attached:

7.1. Approve, by majority vote, to increase the Company’s capital stock, by private subscription, up to an amount of BRL 9,987,786,560.33 (nine billion, nine hundred and eighty-seven million, seven hundred and eighty-six thousand, five hundred and sixty Brazilian Reais and thirty-three cents), by issuing new common shares at the unit price of BRL 35.72 (thirty-five Brazilian Reais and seventy-two cents) for the new common shares, and new class “B” preferred shares, at the unit price of BRL 37.50 (thirty-seven Brazilian Reais and fifty cents) for the new class “B” preferred shares, all new book-entry shares with no par value, pursuant to Articles 170 and 171 of Law No. 6,404/76 – the Corporations Act, considering that the minimum amount of BRL 4,054,016,419.37 (four billion, fifty-four million, sixteen thousand, four hundred and nineteen Brazilian Reais and thirty-seven cents) will be subscribed and fully paid in by the controlling shareholder, the Federal Government, through the capitalization of credits held against the Company arising from Advances for Future Capital Increase, at 787,492,951 votes in favor of the proposal from Management, 377,797 votes against, and also, 22,958,690 abstentions.

8. CLOSING: With no further business to be addressed, the Chairperson of the Board closed the agenda and suspended the Meeting for the necessary time for these minutes to be drawn up, pursuant to the statements in the summary of facts. Upon reopening of the session, these minutes were read and, upon approval, signed by those in attendance.

Brasília, November 14th, 2019.

LÚCIA MARIA MARTINS CASASANTA

LUIZ FREDERICO DE BESSA FLEURY
Chairman	Representing the Federal Government

IAN DOS SANTOS OLIVEIRA MILHOMEN

Representing:

CITIBANK, N.A. - DEPOSITARY RECEIPT SERVICES.

RICARDO JOSÉ MARTINS GIMENEZ

Representing:

AMUNDI FUNDS;

ARROWSTREET INTERNATIONAL EQUITY EAFE ALPHA EXTENSION CIT;

BANCLASS FUNDO DE INVESTIMENTO EM ACOES;

BEST INVESTMENT CORPORATION;

FIDELITY UCITS II ICAV / FIDELITY MSCI EMERGING M I FUND;

FUNDO DE INVESTIMENTO DE ACOES DINAMICA ENERGIA;

HSBC POOLED INVESTMENT FUND - HSBC POOLED GLOBAL EQUITY FUND;

JANUS HENDERSON EMERGING MARKETS MANAGED VOLATILITY FUND;

JOSE PAIS RANGEL;

KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRE;

PARVEST;

PINEHURST PARTNERS, L.P.;

STICHTING PENSIOENFONDS PGB;

THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC.

REMOTE VOTERS

WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC; BERNSTEIN DEL BUS TRUST,EMERG.MKTS SER.; CALIFORNIA PUBLIC EMPLOYEES  RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; AB FCP II - EMERGING MARKETS VALUE PORTFOLIO; BLACKROCK INSTITUTIONAL TRUST

COMPANY NA; RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.; IBM 401 (K) PLUS PLAN; IRISH LIFE ASSURANCE PLC; LELAND STANFORD JUNIOR UNIVERSITY; MANAGED PENSION FUNDS LIMITED; NORGES BANK; ONTARIO TEACHERS PENSION PLAN BOARD; PRUDENTIAL TRUST COMPANY; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; SEI INST INT TRUST EM MKTS EQUITY FUND; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; RUSSEL EMERGING MARKETS EQUITY POOL; STATE OF IND PUBLIC EMPL RET FUND; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STICHTING PHILIPS PENSIOENFONDS; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; THE MONETARY AUTHORITY OF SINGAPORE; VANGUARD INVESTMENT SERIES PLC; ACADIAN EMEMRGING MARKETS EQUITY FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; OMERS ADMINISTRATION CORPORATION; PANAGORA GROUP TRUST; ROCKFELLER BROTHERS FUND; SANFORD C.BERNSTEIN FUND, INC.; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; THE FIRST CHURCH OF CHRIST SCIENT B MASS; THE PENSION RESERVES INVESTMENT MANAG.BOARD; VKF INVESTMENTS LTD; GMAM GROUP PENSION TRUST II; WASHINGTON STATE INVESTMENT BOARD; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; FSS TRUSTEE CORPORATION; LEGG MASON GLOBAL FUNDS PLC; NEW ZEALAND SUPERANNUATION FUND; AMERICAN HONDA MASTER RETIREMENT TRUST; CATERPILLAR INC MASTER RETIREMENT T; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; INTERNATIONAL MONETARY FUND; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; BP PENSION FUND; SPAENGLER IQAM INVEST GMBH FOR SPAENGLER IQAM EQ EMER MKTS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; ILLINOIS MUNICIPAL RETIREMENT FUND; SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND; UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; CHEVRON MASTER PENSION TRUST; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; CMLA INTERNATIONAL SHARE FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; DUKE POWER CO EMPLOYEE RETIREMENT PLAN; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; DUNHAM INTERNATIONAL STOCK FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; VICTORIAN FUNDS MAN C A T F V E M T; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; INTERNATIONAL EQUITY FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; KAISER FOUNDATION HOSPITALS; AXA ROSENBERG EQUITY ALPHA TRUST; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; PARAMETRIC EMERGING

MARKETS FUND; CHEVRON UK PENSION PLAN; COMMONWEALTH BANK GROUP SUPER; ALASKA COMMON TRUST FUND; ISHARES MSCI BRAZIL ETF; TIFF MULTI-ASSET FUND; ALLIANCEBERNSTEIN COLLECTIVE INVESTMENT TRUST SERIES; ISHARES II PUBLIC LIMITED COMPANY; CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P  LAT A EQ FD; SUNSUPER SUPERANNUATION FUND; SPDR MSCI ACWI EX-US ETF; DWS LATIN AMERICA EQUITY FUND; GMAM INVESTMENT FUNDS TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; MERCER OSS TRUST; VIRGINIA RETIREMENT SYSTEM; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; GOVERNMENT OF SINGAPORE; FUTURE FUND BOARD OF GUARDIANS; STICHTING BEDRIJFSPENS ZORGVERZEKERAARS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; IVESCO FTSE RAFI EMERGING MARKETS ETF; NORTHERN TRUST INVESTIMENT FUNDS PLC; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; KBI INSTITUTIONAL FUND ICAV; STICHTING PENSIOENFONDS UWV; LEGAL  GENERAL INTERNATIONAL INDEX TRUST; ADVANCED SERIES TRUST - AST PARAMETRIC EME PORTFOLIO; THE MASTER TRUST BOJ, LTD. RE: RUSSELL GLOBAL ENVIR. TEC. FD; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; PRAMERICA SICAV; AMERICAN HEART ASSOCIATION, INC.; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; RARE EMERGING MARKETS FUND; PICTET GLOBAL SELECTION FUND - G G M FUND; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; EMERGING MARKETS EQUITY FUND; CHALLENGE FUNDS; GAM MULTISTOCK; TRUST  CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; FIDELITY INVEST TRUST: FIDELITY SERIES EMERG MARK OPPORT FUN; BELLSOUTH CORPORATION RFA VEBA TRUST; HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; SCHWAB EMERGING MARKETS EQUITY ETF; LACM EMERGING MARKETS FUND L.P.; ISHARES MSCI EMERGING MARKETS ETF; THE MASTER T B J, LTD AS T OF DAIWA BRAZIL STOCK OPEN-RIO WI; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; HPE COMMON CONTRACTUAL FUND; COMMONWEALTH EMERGING MARKETS FUND 6; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL INFRA; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; QSUPER; BMO MSCI EMERGING MARKETS INDEX ETF; WELLINGTON TRUST COMPANY N.A.; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD; ARROWSTREET GLOBAL EQUITY FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGAL  GENERAL GLOBAL EMERGING MARKETS INDEX FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; HSBC EMERGING MARKETS POOLED FUND; NEUBERGER BERMAN INVESTMENT FUNDS PLC; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND;

SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; BERESFORD FUNDS PUBLIC LIMITED COMPANY; JAPAN TRUSTEE SER BK, LTD. STB LM BR HIGH DIVIDEND E M FUND; VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND; TYCO ELETRONICS RETIREMENT SAVINGS INVESTMENT PLAN TRUST; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; SSGA SPDR ETFS EUROPE I PLC; EUROPEAN CENTRAL BANK; ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; JNL/MELLON EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; AB CAP FUND, INC. - AB EMERGING MARKETS MULTI-ASSET PORT; OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST; FIDELITY INVESTMET TRUST: FIDELITY EMERGING MARKETS DISCOVER; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F; NGS SUPER; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; FIDELITY EMERGING MARKETS EQUITY INVESTMENT TRUST; ARROWSTREET US GROUP TRUST; INVESCO SP EMERGING MARKETS MOMENTUM ETF; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; MERCER QIF FUND PLC; JEFFREY LLC; K INVESTMENTS SH LIMITED; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; ASCENSION ALPHA FUND, LLC; SQUADRA TEXAS LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; CENTURYLINK, INC. DEFINED CONTRIBUTION PLAN MASTER TRUST; NFS LIMITED; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; VICTORIAN SUPERANNUATION FUND; ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S; EMERGING MARKETS EQUITY FUND S OF M P F WORLD FUNDS, LLC; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; PACIFICO LB MASTER FIM; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; ST STR  RUSSELL RAFI GLOBAL EX-U.S INDEX NON LEN COMMON TR F; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION POR; THE BUNTING EMERGING EQUITY TE LIMITED LIABILITY COMPANY; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; MISSOURI EDUCATION PENSION TRUST; FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; INVESCO MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF; TCW EMERGING MARKETS MULTI-ASSET OPPORTUNITIES FUND; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; ARR. CAP. IRE. LTD FAOBO ARR. GL. EQ. (GBP) CCF, A SF OACCF; STATE STREET IRELAND UNIT TRUST; THE BUNTING FAMILY EMERGING EQUITY LIMITED LIABILITY COMPANY; KOPERNIK GLOBAL ALL CAP FUND; GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO; SPDR SP EMERGING MARKETS FUND; DIVERSIFIED MARKETS (2010) POOLED FUND TRUST; DEUTSCHE X-TRACKERS MSCI ALL

WORLD EX US HEDGED EQUITY ETF; LACM GLOBAL EQUITY FUND L.P.; INTERVENTURE EQUITY INVESTMENTS LIMITED; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; AQR FUNDS - AQR EMERGING MULTI-STYLE FUND; CONSTRUCTION  BUILDING UNIONS SUPER FUND; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; THE TIFF KEYSTONE FUND, L.P.; LEGAL  GENERAL GLOBAL EQUITY INDEX FUND; PGIM FUNDS PUBLIC LIMITED COMPANY; ITAU FUNDS - LATIN AMERICA EQUITY FUND; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; AMERICAN CENT STRAT ASSET ALLOC INC MULTI-ASS INC FUND; KBI DST EMERGING MARKET ESG FUND; ACADIAN EMERGING MARKETS ALPHA PLUS FUND TRUST; AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND; POOL REINSURANCE COMPANY LIMITED; LEGAL  GENERAL COLLECTIVE INVESTMENT TRUST; CATHOLIC INVESTOR INTERNATIONAL EQUITY FUND; ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF; KBI GLOBAL INVESTORS (NA) LTD CIT; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I; ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I; RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL; PIMCO RAE EMERGING MARKETS FUND LLC; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND; ROCHE U.S. RETIREMENT PLANS MASTER TRUST; KOPERNIK INTERNATIONAL FUND; TCW DEVELOPING MARKETS EQUITY FUND; 7IM EMERGING MARKETS EQUITY VALUE FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; COLONIAL FIRST STATE INVESTMENT FUND 10; MFS BLENDED RESEARCH EMERGING MARKETS EQUITY FUND; CATHOLIC ENDOWMENT FUND, LP; ARROWSTREET COLLECTIVE INVESTMENT TRUST; AB INTERNATIONAL STRATEGIC EQUITIES SERIES; LACM EMII, L.P.; SEGALL BRYANT  HAMILL EMERGING MARKETS FUND; THE BOARD OF THE PENSION PROTECTION FUND; GUIDEMARK EMERGING MARKETS FUND; NORTHERN TRUST UCITS FGR FUND; BERNSTEIN FUND, INC. - INTERNATIONAL STRATEGIC EQUITIES PORT; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I; FIRST TRUST RIVERFRONT DYNAMIC EMERGING MARKETS ETF; GAM STAR FUND PLC; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL LONG-TERM OPPORTUNITIES FUND, LP; TCW AMERICAS DEVELOPMENT ASSOC.; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US ALPHA EXT T FUND; ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL  INTE INDEX FUND; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; ISHARES IV PUBLIC LIMITED

COMPANY; RUSSELL INVESTMENT COMPANY V PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT COMPANY SELECT INTERNATIONAL EQUITY FUND; BARTHE HOLDINGS LLC; TYLER FINANCE LLC; LEGAL  GENERAL ICAV; AQR EMERGING EQUITY EDGE FUND, L.P.; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PGIM QMA E. M. E. FUND; AQR FUNDS - AQR EMERGING RELAXED CONSTRAINT EQUITY FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; INVESCO EMERGING MARKETS REVENUE ETF; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) DIV; INVESCO GLOBAL REVENUE ETF; RUSSELL INVESTMENT COMPANY MULTI-ASSET GROWTH STRATEGY FUND; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; THE COMMONWEALTH FUND; CADENCE GLOBAL EQUITY FUND L.P.; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS OPPORTUNITIES LR FUND; FTSE RAFI EMERGING INDEX NON-LENDABLE FUND; DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL; LEGAL  GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; FRANKLIN LIBERTYSHARES ICAV; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; VIRTUS GLOVISTA EMERGING MARKETS ETF; VICTORYSHARES USAA MSCI E. M. VALUE M. ETF; NEST ABSOLUTE RETURN FUNDO DE INVESTIMENTO MULTIMERCADO; THE INCUBATION FUND, LTD.; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; PACIFICO LB 2 MASTER FIA; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; RBC EMERGING MARKETS VALUE EQUITY FUND; MFS INVESTMENT FUNDS - BLENDED RESEARCH EMERGING; COLONIAL FIRST STATE INVESTMENT FUND 50; PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER; TJ-NONQUALIFIED, LLC; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; NEW CHURCH INVESTMENT FUND; UTILICO EMERGING MARKETS TRUST PLC; ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN); SCRI ROBECO QI INST EMERG MKTS ENHANCED IND EQUITIES FUND; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; MSCI ACWI EX-U.S. IMI INDEX FUND B2; BRIDGEWATER OPTIMAL PORTFOLIO II, LTD.; BRIDGEWATER OPTIMAL PORTFOLIO TRADING COMPANY, LTD; BRIDGEWATER PURE ALPHA STERLING FUND, LTD.; FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: FIAM; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND; BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD.; BRIDGEWATER PURE ALPHA TRADING COMPANY LTD.; TJ-QUALIFIED, LLC; TORK MASTER FIA; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; KAISER FOUNDATION HEALTH PLAN, INC. RETIREE HEALTH; TORK LONG ONLY INSTITUCIONAL MASTER FIA; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; ROBECO CAPITAL GROWTH FUNDS; ARROWSTREET GLOBAL MINIMUM VOLATILITY ALPHA EXTENS; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; PUBLIC PENSION AGENCY; BRIDGEWATER OPTIMAL PORTFOLIO@12% TRADING COMPANY,; KOPERNIK GLOBAL

COLLECTIVE INVESTMENT TRUST; SYMMETRY PANORAMIC GLOBAL EQUITY FUND; SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; ELEMENTS EMERGING MARKETS PORTFOLIO; ARROW DWA COUNTRY ROTATION ETF; ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST; BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND; ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND; FIDEICOMISO FAE; PENSIOENFONDS WERK EN (RE)INTERGRATIE; AB INTERNATIONAL STRATEGIC EQUITIES HARVESTING SER; MACQUARIE MULTI-FACTOR FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; MERCER UCITS COMMON CONTRACTUAL FUND; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; ARROWSTREET CAPITAL ESG GLOBAL EQUITY LONG/SHORT F; FIDELITY EMERGING MARKETS OPPORTUNITIES INSTITUTIO; RUSSELL INVESTMENTS YIELD OPPORTUNITIES POOL; RBC EMERGING MARKETS DIVIDEND FUND; RBC FUNDS (LUX) - EMERGING MARKETS VALUE EQUITY FUND; RBC FUNDS (LUX) - EMERGING MARKETS MULTI-STRATEGY EQUITY FUN; AMERICAN CENTURY ETF TRUST - AVANTIS EMERGING MARK; CALVERT EMERGING MARKETS ADVANCEMENT FUND; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; BT WHOLESALE MULTI-MANAGER INTERNATIONAL SHARE FUND; C.M.B.AS T.OF T.RJ REYNOLDS TOB.C.D.B.M.TR.; FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC; FORSTA AP-FONDEN; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; MINEWORKERS  PENSION SCHEME; NEW YORK STATE COMMON RETIREMENT FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SBC MASTER PENSION TRUST; STATE OF NEW MEXICO STATE INV. COUNCIL; STATE OF WYOMING; STICHING PENSIOENFONDS VOOR HUISARTSEN; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; VANGUARD EMERGING MARKETS SHARE INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE  VAN S F; SILVIO TINI DE ARAUJO; BONSUCEX HOLDING S.A.; CONSTELLATION MASTER FUNDO DE INVESTIMENTO DE ACOES.

CLÁUDIA LEITE TEIXEIRA CASIUCH

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.